June 30, 2025

Mr. Ho Hin Shun
Chief Executive Officer
Fitness Fanatics Ltd
Flat 15, Block F, UG/F.
Wah Lok Industrial Centre
31-35 Shan Mei Street
Fo Tan, New Territories
Hong Kong

       Re: Fitness Fanatics Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 27, 2025
           CIK No. 0002065232
Dear Mr. Ho Hin Shun:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 23, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Note 19. Restatement of Prior Period Financial Statements, page F-37

1. We have reviewed your revisions in response to prior comment 2. It appears from your Combined Balance Sheets on page F-3, and Note 15 on page F-32 that there were no amounts due from directors or related parties as of December 31, 2024. Please reconcile for us the net investing cash outflow from advances to and
       repayments from related parties for the year ended December 31, 2024, and the
 June 30, 2025
Page 2

       change in amounts due from a director and related parties in your Combined Balance
       Sheets.
       Please contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.
Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Kyle Leung